NYSE: INXN 2 March 2016 © Copyright Interxion Holding N.V., 2016. 4Q 2015 EARNINGS CONFERENCE CALL Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; and performance under service level agreements. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures. For definitions of terms such as “Adjusted EBITDA”, “Adjusted Net Profit”, “Equipped Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. DISCLAIMER

STRATEGIC & OPERATIONAL HIGHLIGHTS David Ruberg – Chief Executive Officer

Another Year of Strong Execution across our Pan-European Footprint Total revenue, all organic, grew 13% Y/Y Gross margin of 60.8%, increased by 160bps Y/Y Adjusted EBITDA grew 17% Y/Y Adjusted EBITDA margin of 44.3%, increased by 130bps Y/Y Capital expenditure of €192.6 million including intangibles Financial Execution Opened 2 new data centres and completed 8 expansions in 4 other markets Announced expansions in 8 markets adding approximately 12,300 sqm of capacity in 2016 - 2017 Revenue generating space grew 11% Y/Y Utilisation increased to 78% Recurring ARPU increased sequentially in final two quarters of 2015 Operational Execution FY 2015 PERFORMANCE

Adjusted EBITDA & Margin (€ millions) Revenue (€ millions) 44.6% 43.0% 43.9% 44.0% Margin Non- recurring revenue Recurring revenue 4Q Revenue €100.7 million Grew 12% Y/Y and 3% Q/Q 4Q Recurring revenue €95.1 million Grew 14% Y/Y and 3% Q/Q 94% of total revenue 4Q Adjusted EBITDA €44.9 million Grew 16% Y/Y and 3% Q/Q 4Q Adjusted EBITDA margin 44.6% Quarterly Revenue Surpasses €100 Million 89.9 83.7 92.5 87.1 95.4 90.3 98.0 92.8 44.6% 4Q 2015 FINANCIAL HIGHLIGHTS 100.7 95.1

Equipped & Revenue Generating Space (1,000’s sqm) Utilisation 78% 76% 78% 78% Available Equipped space Revenue generating space 101.2 98.3 93.5 94.8 Disciplined Demand-Driven Expansions Drive Consistent Utilisation 100.2 78% Equipped space of 101,200 sqm Grew 8% Y/Y 1,000 sqm added in the quarter Revenue generating space of 79,100 sqm Grew 11% Y/Y 1,100 sqm installed in the quarter Utilisation rate stable at 78% 4Q 2015 OPERATIONAL HIGHLIGHTS

Market Data Centre Project Project CapEx (€ millions) Equipped Space (sqm) Remaining Schedule Project Opened(1) Amsterdam AMS8 Phases 1 – 2 New Build 50 2,600 0 4Q16 Copenhagen CPH2 Phase 1 New Build 4 500 0 3Q16 Dublin DUB3 Phase 1 – 2 New Build 28 1,200 0 4Q16 Dusseldorf DUS2 Phase 1 - 2 New Build 16 1,200 600 2Q16 Frankfurt FRA10 Phases 1-4 New Build 92 4,800 1,200 2Q16 – 4Q16 Marseille MRS1 Phase 2 continued 10 800 0 3Q16 Paris PAR7 Phase 2 14 1,100 0 2Q17 Vienna VIE2 Phases 1-6 New Build 65 4,200 2,800 4Q16 – 3Q17 Announced Projects With Pending Expansions(1) (See Appendix for further information) Completed expansions: DUS2: opened 600 sqm VIE2: opened 300 sqm FRA10: opened initial 1,200 sqm phase in 1Q 2016 Newly announced expansions: MRS1.2 (continued): 800 sqm PAR7.2: 1,100 sqm VIE2.6: 1,400 sqm DUS2: 600 sqm Expansions totalling approximately 12,300 sqm to open in 2016 - 2017 EXPANDING FACILITIES TO SUPPORT CUSTOMER NEEDS As of 2 March 2016. CapEx and Equipped Space are approximate and may change. CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

BUILDING COMMUNITIES OF INTEREST DELIVERS SIGNIFICANT CUSTOMER VALUE

Interxion's Target Segments

Platform Providers[1]

Digital Media & CDNs`	Enterprises	Financial Services	Managed Service Providers	Network Providers
Netflix, Akamai, Fox, Overon, EdgeCast (now part of Verizon), Internap, LBi, Riot Games, Deluxe, Mindark, CloudFlare	Mergermarket, Bombardier, Siemens, milanuncios.com, AC Hotels Marriott, Saint-Gobain, CBRE, Cleary Gottlieb, SHT	ABN·AMRO, citigroup, BNP Paribas, Credit Suisse, Xcom AG, Barclays, BATS, RBC Royal Bank, Nasdaq, London Metal Exchange, Deutsche Börse Group, Thomson Reuters	salesforce, amazon web services, DigitalOcean, cloudgermany.de, Oracle, SingleHop, AMSIO, Vasco, Cisco, SoftLayer, Cognizant, IBM, Microsoft Azure, hp	Level(3), Verizon, Deutsche Telekom, colt, vodafone, cogent, zayo, BT, TATA, at&t, TeliaSonera, Telefónica, eunetworks
11%	9%	11%	28%	31%

% of December 2015 Monthly Recurring Revenue[2]

Cloud and Connectivity Platforms Drive Growth in Other Segments

(1) *Selected providers in these segments, plus systems integrators, are deploying cloud platforms.*
(2) *Remaining monthly recurring revenue (10%) primarily from systems integrators.*

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FINANCIAL HIGHLIGHTS Josh Joshi – Chief Financial Officer

4Q 2015 RESULTS

€ millions (except per share amounts)	4Q 2014	3Q 2015	4Q 2015	4Q 2015 vs. 4Q 2014	4Q 2015 vs. 3Q 2015
Recurring revenue	83.7	92.8	95.1	14%	3%
Non-recurring revenue	6.2	5.2	5.6	-10%	7%
Revenue	89.9	98.0	100.7	12%	3%
Gross profit	53.0	59.5	61.4	16%	3%
Gross profit margin	58.9%	60.7%	61.1%	+220 bps	+40 bps
Adjusted EBITDA(1)	38.7	43.7	44.9	16%	3%
Adjusted EBITDA(1) margin	43.0%	44.6%	44.6%	+160 bps	-
Net profit	7.4	10.4	12.1	64%	17%
EPS (diluted)	€0.11	€0.15	€0.17	55%	13%
Adjusted net profit(1)	7.2	8.7	12.1	69%	39%
Adjusted EPS (diluted)(1)	€0.10	€0.12	€0.17	70%	42%

- **Revenue grew 12% Y/Y and 3% Q/Q**
  - 10% Y/Y and 3% Q/Q constant currency
- **Gross profit margin grew to 61.1%, up 220bps Y/Y**
- **Adjusted EBITDA(1) grew 16% Y/Y and 3% Q/Q**
- **Adjusted EBITDA(1) margin grew to 44.6%, up 160 bps Y/Y**

(1) *Adjusted EBITDA, Adjusted net profit, and Adjusted earnings per diluted share are non-IFRS figures intended to adjust for unusual items. Full definitions can be found on the "Definitions" section in this slide deck. Reconciliations of Adjusted EBITDA and Adjusted net profit to Net profit can be found in the financial tables later in the appendix of this slide deck.*

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51.4% 53.5% 55.1% 53.7% 53.9% 56.0% 55.1% 57.9% Revenue grew 7% Y/Y, 3% Q/Q Recurring revenue grew 10% Y/Y, 3% Q/Q Adjusted EBITDA grew 15% Y/Y, 5% Q/Q Strength in Austria and Sweden Revenue grew 15% Y/Y, 2% Q/Q Recurring revenue grew 16% Y/Y, 2% Q/Q Adjusted EBITDA grew 20% Y/Y, <(0.5%) Q/Q Strength in Germany and the Netherlands Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) France, Germany, the Netherlands, and the UK Rest of Europe Strong Y/Y Recurring Revenue & Adjusted EBITDA Growth in Both Segments 4Q 2015 REPORTING SEGMENT ANALYSIS Note: Analysis excludes “Corporate & Other” segment. 55.2% 56.9%

13% revenue growth 11% constant currency growth 160 basis point increase in gross margin 17% Adjusted EBITDA(1) growth with 130 bps of margin expansion Net profit comparisons primarily impacted by M&A adjusting items Adjusted net profit(1) up 17% Y/Y € millions (except per share amounts) FY 2014 FY 2015 2014 vs. 2015 Recurring revenue 319.2 365.2 14% Non-recurring revenue 21.4 21.4 - Revenue 340.6 386.6 13% Gross profit 201.5 234.9 17% Gross profit margin 59.2% 60.8% 160 bps Adjusted EBITDA(1) 146.4 171.3 17% Adjusted EBITDA(1) margin 43.0% 44.3% 130 bps Net Profit 35.1 48.6 39% EPS (diluted) €0.50 €0.69 38% Adjusted net profit(1) 32.5 37.9 17% Adjusted EPS (diluted)(1) €0.46 €0.54 17% 2015 FY RESULTS Double Digit Revenue Growth Combined with Strong Margin Increases Adjusted EBITDA, Adjusted net profit, and Adjusted earnings per diluted share are non-IFRS figures intended to adjust for unusual items. Full definitions can be found on the “Definitions” section in this slide deck. Reconciliations of Adjusted EBITDA and Adjusted net profit to Net profit can be found in the financial tables later in the appendix of this slide deck.

Capital Expenditures, including Intangible Assets By Geography By Category (€ millions) (€ millions) (€ millions) Disciplined Expansion Activity Drives Capital Expenditures DEMAND DRIVEN CAPITAL EXPENDITURES

Cash position and solid operating cash flow support planned expansions €100 million RCF remains undrawn €15 million mortgage added in Frankfurt Significant covenant headroom Blended interest rate 6.0% 4Q 2015 LTM Cash ROGIC 12% € millions 31-Dec-15 31-Dec-14 Cash & Cash Equivalents 58.6 99.9 Total Borrowings(1) 555.1 560.6 Shareholders Equity 507.4 436.1 Total Capitalisation 1,062.5 996.7 Total Borrowings / Total Capitalisation 52.2% 56.2% Gross Leverage Ratio(2) 3.2x 3.8x Net Leverage Ratio(3) 2.9x 3.2x STRONG BALANCE SHEET Total Borrowings = 6.00% Senior Secured  Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facility borrowings + Other Borrowings – Revolving facility deferred financing costs. Gross Leverage Ratio =  (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility borrowings+ Other Borrowings)  /  LTM Adjusted EBITDA. Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility balance + Other Borrowings – Cash & Cash Equivalents)  /  LTM Adjusted EBITDA. Strong Balance Sheet Provides Financial Flexibility

DISCIPLINED INVESTMENTS DRIVE STRONG RETURNS



(€ millions)
Q4 2015 LTM Returns
722
294
197
(6)
190
26%
Investments[3]
Revenue
Gross Profit (67% margin)
Maintenance Capex
Annual Cash Return

- **28 Fully Built-Out Data Centres[(1)(2)]**
  - Space fully equipped
  - Some power upgrades yet to come
  - As of 1 January 2014
- **65,800 sqm of equipped space**
- **83% utilisation**
- **26% annual cash return**

Attractive Cash Returns from Fully Built-Out Data Centres[(1)]

(1) Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped. However, note, future power upgrades and newly acquired space within a data centre can further increase the capacity of a fully built out data centre.

(2) 28 Fully Built-Out Data Centres as of 1 January 2014: AMS1, AMS2, AMS3, AMS4, AMS5, AMS6, BRU1, CPH1, DUB1, DUB 2, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, LON1, LON2, MAD1, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1 and VIE1.

(3) Represents total investments in data centre assets, including freehold land and buildings, infrastructure and equipment, Intangible assets, and assets under construction as of 31 December 2015.

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BUSINESS COMMENTARY OUTLOOK & CONCLUDING REMARKS David Ruberg – Chief Executive Officer

CLOUD IS REDEFINING DATA CENTRE REQUIREMENTS



Cloud Providers
Key Requirements
End Users
B2C Platforms
(e.g. video/music streaming)
Enterprise SaaS
(e.g. CRM, ERP, Analytics)
IaaS / PaaS
(e,g. Azure, AWS, Softlayer)
Latency
Cost Control
Quality of User Experience
Data Sovereignty
Fused Data
Consumer
Cloud Usage
Business

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Different types of deployments reflect the shift from centralised to distributed architectures to better serve the end user: “Hyperscale”: >50MW (cloud provider-owned) “Large”: 10-30MW (third-party dedicated to one provider) “Mid-size”: 3-10MW (partially dedicated to one provider) “Edge”: 1-3MW (shared facilities for cloud computing) “Network”: <300KW (shared facilities for cloud connectivity) CLOUD DEPLOYMENTS ARE GETTING CLOSER TO END USERS Source: Britannica, Copyright EB, inc. Population Density across Europe

Range (in € millions) Revenue Adjusted EBITDA(1) Capital Expenditures 416 — 431 185 — 195 200 — 220 GUIDANCE FOR 2016 Adjusted EBITDA is a non-IFRS figure, intended to adjust for unusual items. The definition can be found on the “Definitions” section in this slide deck. Reconciliations of Adjusted EBITDA can be found in the financial tables later in the appendix of this slide deck.

APPENDIX

CAGR(1) = 14% CAGR(1) = 18% Y/Y Growth 18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8% 9% 11% 15% 15% 14% 13% 12% Big 4%(2) 60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63% 62% 63% 63% 63% 63% 65% 64% Adjusted EBITDA Margin(3) 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43% 43% 43% 43% 44% 44% 45% 45% TRACK RECORD OF EXECUTION 37 Consecutive Quarters of Organic Revenue and Adjusted EBITDA Growth CAGR calculated as 4Q15 vs. 1Q10. Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment. Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.

Data Centre Recurring Revenue Development Space Installed ARPU increases over time as IT workloads increase: Customers initially contract for space and modest power reservation(1) As workloads increase, larger power reservation fees are required and energy consumption increases Power Reservation & Energy Consumption Customer ARPU Development Revenue grows from space, power reservation, and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue ILLUSTRATIVE ARPU DEVELOPMENT Revenue Develops Over Time as Power Reservation and Energy Consumption Increase Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).

€ in millions (except as noted) 2013 2014 2015 2013 2014 2015 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY FY FY                         Recurring revenue 71.0 72.2 73.7 74.4 75.9 78.7 80.9 83.7 87.1 90.3 92.8 95.1 291.3 319.2 365.2 Non-recurring revenue 3.4 4.3 4.3 3.7 4.7 4.9 5.6 6.2 5.4 5.2 5.2 5.6 15.8 21.4 21.4 Total revenue 74.4 76.5 78.1 78.2 80.6 83.6 86.4 89.9 92.5 95.4 98.0 100.7 307.1 340.6 386.6 Gross profit 44.8 45.2 46.2 46.8 48.0 49.6 50.9 53.0 56.2 57.8 59.5 61.4 183.0 201.6 234.9 Gross profit margin 60.2% 59.1% 59.2% 59.9% 59.6% 59.4% 58.9% 58.9% 60.8% 60.5% 60.7% 61.1% 59.6% 59.2% 60.8% Adj EBITDA 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 40.6 42.0 43.7 44.9 131.8 146.4 171.3 Adj EBITDA Margin 42.6% 42.8% 43.1% 43.2% 42.9% 42.9% 43.1% 43.0% 43.9% 44.0% 44.6% 44.6% 42.9% 43.0% 44.3% Net profit / (loss) 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 7.4 4.4(2) 21.6(2) 10.4(2,3) 12.1(2) 6.8(1) 35.1 48.6(2) CapEx paid 32.8 28.8 26.5 55.3 57.0 54.4 57.0 47.8 67.6 47.8 35.3 42.0 143.4 216.3 192.6 Expansion/upgrade 28.8 27.1 25.0 52.8 52.7 51.0 51.2 43.7 64.2 44.3 30.4 36.9 133.6 198.7 175.7 Maintenance & other 2.1 1.5 1.0 2.0 3.7 2.6 5.0 2.9 1.1 2.6 3.0 3.6 6.7 14.3 10.4 Intangibles 1.9 0.2 0.5 0.5 0.6 0.8 0.8 1.2 2.3 0.9 1.9 1.5 3.1 3.3 6.5 Cash generated from operations 23.6 24.1 32.0 23.0 34.3 26.9 33.6 40.5 34.2(2) 54.1(2) 43.0(2) 38.1(2) 102.7 135.4 169.4(2) Gross PP&E 870.0 900.0 933.5 987.2 1,045.4 1,105.8 1,183.1 1,235.6 1,308.8 1,350.2 1,375.6 1,420.5 987.2 1,235.6 1,420.5 Gross intangible assets 23.5 23.7 24.3 24.9 25.5 26.5 27.5 28.0 30.5 33.6 35.1 36.6 24.9 28.0 36.6 LTM Cash ROGIC 13% 13% 14% 13% 13% 12% 12% 11% 12% 12% 12% 12% 13% 11% 12% HISTORICAL FINANCIAL RESULTS The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods. Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix. Includes €6.9 million, €3.9 million, €0.5 million, and €0.6 million of M&A transaction cost in 1Q15, 2Q15 , 3Q15, and 4Q15, respectively; also includes € 20.9 million M&A transaction break fee income in 2Q15. Includes gain on sale of financial asset.

€ in millions (except as noted) 2013 2014 2015 2013 2014 2015 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY FY FY                           BIG 4 Recurring revenue 44.4 45.2 46.1 46.5 47.6 49.3 51.0 52.7 55.0 57.3 59.5 60.9 182.2 200.6 232.6 Non-recurring revenue 2.1 3.1 2.7 2.4 3.1 2.9 3.9 3.7 3.6 3.0 3.8 3.9 10.3 13.6 14.3 Total revenue 46.6 48.3 48.8 48.9 50.8 52.2 54.9 56.4 58.6 60.3 63.2 64.8 192.5 214.2 246.9 Gross profit margin 63.2% 62.1% 62.1% 63.1% 61.8% 61.2% 60.5% 60.1% 62.0% 62.6% 62.3% 62.0% 62.6% 60.9% 62.2% Adj EBITDA 25.2 26.0 26.6 26.6 27.3 27.9 29.2 29.0 31.4 33.2 34.9 34.8 104.4 113.4 134.3 Adj EBITDA margin 54.0% 54.0% 54.5% 54.4% 53.8% 53.4% 53.3% 51.4% 53.5% 55.1% 55.2% 53.7% 54.2% 52.9% 54.4% REST OF EUROPE Recurring revenue 26.5 27.0 27.7 27.9 28.2 29.4 29.9 31.0 32.1 33.0 33.3 34.2 109.1 118.6 132.6 Non-recurring revenue 1.3 1.3 1.6 1.4 1.6 2.0 1.7 2.5 1.8 2.2 1.5 1.7 5.5 7.8 7.1 Total revenue 27.8 28.3 29.3 29.3 29.8 31.4 31.6 33.5 33.9 35.1 34.8 35.9 114.7 126.4 139.6 Gross profit margin 61.3% 61.4% 60.6% 61.4% 62.2% 62.3% 61.5% 62.3% 64.6% 63.6% 64.3% 65.9% 61.2% 62.1% 64.6% Adj EBITDA 14.5 14.7 14.9 15.0 15.8 16.6 16.8 18.1 19.0 19.3 19.8 20.8 59.1 67.3 78.9 Adj EBITDA margin 52.0% 52.1% 51.0% 51.1% 52.9% 52.9% 53.1% 53.9% 56.0% 55.1% 56.9% 57.9% 51.5% 53.2% 56.5% CORPORATE & OTHER Adj EBITDA (8.0) (8.0) (7.8) (7.8) (8.5) (8.7) (8.7) (8.4) (9.7) (10.6) (11.0) (10.7) (31.6) (34.3) (41.9) HISTORICAL SEGMENT FINANCIAL RESULTS

HISTORICAL OPERATING METRICS

Space figures in square metres[1] Recurring ARPU in € Customer Available Power in MW[1]	2013				2014				2015			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Equipped space	78,100	78,900	79,300	80,100	82,900	86,000	88,600	93,500	94,800	98,300	100,200	101,200
Equipped space added	*4,100*	*800*	*400*	*800*	*2,800*	*3,100*	*2,600*	*4,900*	*1,300*	*3,500*	*1,900*	*1,000*
Revenue generating space	57,000	58,200	59,100	59,700	61,400	64,300	68,500	71,000	74,000	77,100	78,000	79,100
RGS added	*800*	*1,200*	*900*	*600*	*1,700*	*2,900*	*4,200*	*2,500*	*3,000*	*3,100*	*900*	*1,100*
Recurring ARPU[2]	418	418	419	418	418	418	406	400	400	398	399	403
Utilisation (%)[3]	73%	74%	75%	75%	74%	75%	77%	76%	78%	78%	78%	78%
Equipped customer power	79	81	81	82	86	90	96	99	109	114	116	118
Maximum equippable customer power	108	113	114	127	139	139	145	145	153	154	177	179
Data centres in operation	33	34	34	34	36	37	38	40	39	40	40	41

(1) All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as at the date of each quarter's respective report.

(2) Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2}.

(3) Utilisation as at the end of the reporting period.

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SCHEDULED EQUIPPED SPACE ADDITIONS

Space figures in square metres(1)	2014				2015				2016E(2)				2017E(2)			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1QE	2QE	3QE	4QE	1QE	2QE	3QE	4QE
BIG 4																
France	–	–	–	600	–	–	900	–	–	–	800	–	–	1,100	–	–
Germany	800	1,800	100	1,800	–	400	100	600	1,200	1,800	–	2,400	–	–	–	–
Netherlands(3)	1,100	1,000	1,500	1,300	700	1,300	–	–	(700)	–	–	2,600	–	–	–	–
UK	–	100	100	–	–	–	100	–	–	–	–	–	–	–	–	–
Subtotal	**1,900**	**2,900**	**1,700**	**3,700**	**700**	**1,700**	**1,100**	**600**	**500**	**1,800**	**800**	**5,000**	**–**	**1,100**	**–**	**–**
REST OF EUROPE																
Austria	–	–	–	1,300	600	600	–	300	–	–	–	300	–	700	400	–
Belgium	300	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Denmark	–	–	–	–	–	–	–	–	–	–	500	–	–	–	–	–
Ireland	–	–	–	–	–	–	–	–	–	–	–	1,200	–	–	–	–
Spain	–	–	–	–	–	–	800	–	–	–	–	–	–	–	–	–
Sweden	500	–	900	–	–	1,100	–	–	–	–	–	–	–	–	–	–
Switzerland	–	100	–	–	–	100	–	–	–	–	–	–	–	–	–	–
Subtotal	**800**	**100**	**900**	**1,300**	**600**	**1,800**	**800**	**300**	**–**	**–**	**500**	**1,500**	**–**	**700**	**400**	**–**
Total additional equipped space	**2,800**	**3,100**	**2,600**	**4,900**	**1,300**	**3,500**	**1,900**	**1,000**	**500**	**1,800**	**1,300**	**6,500**	**–**	**1,800**	**400**	**–**

(1) *Figures rounded to nearest net 100 sqm for each country unless otherwise noted.*
(2) *Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half are noted in the second quarter and additions scheduled for the second half are noted in the fourth quarter.*
(3) *HIL1 exited in 1Q15; AMS2 exited in 1Q16.*

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41 DATA CENTRES IN 13 MARKETS

	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2]
BIG 4				
France	MRS1	Owned	Expanding	6,400
	PAR1	Leased	Fully	1,400
	PAR2	Leased	Fully	3,000
	PAR3	Owned	Fully	2,000
	PAR4	Leased	Fully	1,300
	PAR5	Owned	Fully	4,100
	PAR6	Leased	Fully	1,400
	PAR7	Capital Lease[4]	Expanding	6,200
Germany[3]	DUS1	Leased	Fully	3,300
	DUS2	Leased	Fully	1,200
	FRA1	Leased	Fully	500
	FRA2	Leased	Fully	1,100
	FRA3	Leased	Fully	2,200
	FRA4	Leased	Fully	1,400
	FRA5	Leased	Fully	1,700
	FRA6	Leased	Fully	2,200
	FRA7	Leased	Fully	1,500
	FRA8	Owned	Expanding	3,700
	FRA9	Leased	Expanding	800
	FRA10	Owned	Expanding	4,800

	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2]
BIG 4 (cont.)				
Netherlands	AMS1	Leased	Fully	600
	AMS3	Owned	Fully	3,000
	AMS4	Leased	Fully	NM[5]
	AMS5	Leased	Fully	4,300
	AMS6	Owned	Fully	4,400
	AMS7	Capital Lease[4]	Expanding	7,600
UK	LON1	Leased	Fully	5,400
	LON2	Leased	Fully	1,500
Subtotal				**77,000**
ROE				
Austria	VIE1	Owned	Fully	4,700
	VIE2	Owned	Expanding	5,800
Belgium	BRU1	Owned	Fully	5,100
Denmark	CPH1	Leased	Fully	3,800
Ireland	DUB1	Leased	Fully	1,100
	DUB2	Leased	Fully	2,300
Spain	MAD1	Leased	Fully	4,000
	MAD2	Leased	Expanding	1,700
Sweden	STO1	Leased	Fully	1,900
	STO2	Leased	Expanding	1,000
	STO3	Leased	Expanding	900
	STO4	Leased	Expanding	1,100
Switzerland	ZUR1	Leased	Expanding	7,100
Subtotal				**40,500**
TOTAL				**117,500**

(1) Built Out Status as at 1 January 2014, consistent with slide 15
(2) Maximum equippable space as at 2 March 2016
(3) Interxion also owns undeveloped land on its Frankfurt campus
(4) Purchase options have been exercised, though not yet closed
(5) The maximum equippable space for AMS4 is included in the maximum equippable space of AMS1

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ADJUSTED NET PROFIT RECONCILIATION

Reconciliation to Adjusted Net Profit

€ in millions (except as noted)	2013				2014				2015				2013	2014	2015
	1Q	2Q	3Q	4Q[1]	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	FY	FY	FY
Net profit / (Loss) – as reported	**7.0**	**6.6**	**(16.5)**	**9.8**	**10.4**	**8.3**	**9.0**	**7.4**	**4.4**	**21.6**	**10.4**	**12.1**	**6.8**	**35.1**	**48.6**
Add back															
+ Refinancing charges	–	–	31.0	–	–	0.6	–	–	–	–	–	–	31.0	0.6	–
+ M&A transaction costs	–	–	–	–	–	–	–	0.3	6.9	3.9	0.5	0.6	–	0.3	11.8
+ Deferred tax asset adjustment	–	–	0.6	–	–	–	–	–	–	–	–	–	0.6	–	–
+ NL Crisis Wage Tax	–	–	–	0.4	–	–	–	–	–	–	–	–	0.4	–	–
	–	–	31.6	0.4	–	0.6	–	0.3	6.9	3.9	0.5	0.6	32.0	0.9	11.8
Reverse															
- M&A transaction break fee income	–	–	–	–	–	–	–	–	–	(20.9)	–	–	–	–	(20.9)
- Profit on sale of financial asset	–	–	–	–	–	–	–	–	–	–	(2.3)	–			(2.3)
- Adjustment to onerous leases	–	–	–	–	–	(0.8)	–	–	(0.1)	–	(0.1)	–	–	(0.8)	(0.2)
- Interest capitalised	(0.7)	(0.3)	(0.3)	(0.4)	(0.8)	(0.8)	(1.3)	(0.6)	(0.9)	(0.7)	(0.4)	(0.6)	(1.7)	(3.6)	(2.6)
	(0.7)	(0.3)	(0.3)	(0.4)	(0.8)	(1.6)	(1.3)	(0.6)	(1.0)	(21.6)	(2.8)	(0.6)	(1.7)	(4.4)	(26.0)
Tax effect of above add backs & reversals	0.2	0.1	(7.7)	–	0.2	0.3	0.3	0.2	(1.4)	4.4	0.6	0.0	(7.6)	0.9	3.5
Adjusted net profit	**6.5**	**6.4**	**7.1**	**9.8**	**9.8**	**7.6**	**8.0**	**7.2**	**8.9**	**8.3**	**8.7**	**12.1**	**29.5**	**32.5**	**37.9**
Reported Basic EPS (€)	0.10	0.10	(0.24)	0.14	0.15	0.12	0.13	0.11	0.06	0.31	0.15	0.17	0.10	0.51	0.70
Reported Diluted EPS (€)	0.10	0.10	(0.24)	0.14	0.15	0.12	0.13	0.11	0.06	0.31	0.15	0.17	0.10	0.50	0.69
Adjusted Basic EPS (€)	0.10	0.09	0.10	0.14	0.14	0.11	0.12	0.10	0.13	0.12	0.12	0.17	0.43	0.47	0.55
Adjusted Diluted EPS (€)	0.09	0.09	0.10	0.14	0.14	0.11	0.11	0.10	0.13	0.12	0.12	0.17	0.43	0.46	0.54

(1) *With effect from Q4 2013, the company changed the estimated lives of certain data centre assets categories and applied this change on a prospective basis. In Q4 2013, the impact of the change had a €1.3 million after tax positive effect.*

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Reconciliation to Adjusted EBITDA                 € in millions (except as noted) 2010 2011 2012 2013 2014 2015 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q Q2 3Q 4Q 1Q 2Q 3Q 4Q                           Net profit / (loss) (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 7.4 4.4 21.6 10.4 12.1 Income tax expense / (benefit) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1) 3.7 4.2 3.9 3.9 3.5 2.4 8.2 4.7 2.6 Profit / (loss) before taxation (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6) 13.4 14.6 12.2 12.8 10.8 6.8 29.8 15.2 14.7 Net finance expense 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1(1) 5.6 5.4 7.5 7.0 8.0 6.6 7.9 6.4 8.1 Operating profit 10.0 11.7 12.6 12.4   11.7 13.5 15.3 17.5   17.1 16.7 16.6 14.8 16.8 17.1 17.5 19.0 20.0 19.7 19.8 18.8 13.4 37.7 21.6 22.8 Depreciation, amortisation and impairments 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2 13.5 14.0 14.9 16.0 17.3 18.2 19.6 20.3 20.2 EBITDA 17.2 19.2 20.4 21.0   20.3 23.1 24.4 25.9   26.7 27.0 27.6 27.8 30.8 32.0 32.7 32.5 34.0 34.6 35.9 36.2 31.6 57.3 41.8 43.0 Share-based payments 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1 1.3 0.6 2.1 1.5 2.3 2.2 1.8 1.7 1.5 Increase/(decrease) in provision for onerous lease contracts 0.1 0.1 0.1 (0.1) 0.0 ‒ ‒ ‒ ‒ ‒ ‒ 0.8 ‒ ‒ ‒ ‒ ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ IPO transaction costs ‒ ‒ ‒ ‒ 1.7 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ M&A transaction costs ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) Adjusted EBITDA 17.4 19.6 20.8 21.4   22.2 23.3 25.0 27.1   27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 40.6 42.0 43.7 44.9 Includes €31 million in one-time charges related to debt refinancing; see Adjusted net profit reconciliation elsewhere in this Appendix. NON-IFRS RECONCILIATIONS

Reconciliation to Segment Adjusted EBITDA € in millions 2013 2014 2015 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q           BIG 4         Operating profit 15.9 16.3 16.7 17.6 18.3 18.7 18.4 17.6 19.5 20.3 21.7 21.7 Depreciation, amortisation and impairments 9.1 9.8 9.8 8.7 8.9 9.5 10.5 11.2 11.7 12.5 13.1 13.0 EBITDA 25.0 26.1 26.5 26.3 27.2 28.3 28.9 28.7 31.2 32.9 34.8 34.7 Share-based payments 0.3 0.0 0.2 0.3 0.2 0.5 0.3 0.4 0.3 0.5 0.4 0.2 Increase/(decrease) in provision for onerous lease contracts ‒ ‒ ‒ ‒ ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) Adjusted EBITDA 25.2 26.0 26.6 26.6 27.3 27.9 29.2 29.0 31.4 33.2 34.9 34.8   ROE Operating profit 10.2 10.2 10.2 10.8 11.5 11.8 11.9 12.6 13.3 13.2 13.5 14.4 Depreciation, amortisation and impairments 4.2 4.4 4.6 4.0 4.3 4.5 4.6 5.1 5.4 5.9 6.1 6.2 EBITDA 14.4 14.7 14.8 14.9 15.7 16.3 16.5 17.8 18.8 19.1 19.6 20.6 Share-based payments 0.1 0.1 0.1 0.1 0.1 0.3 0.3 0.3 0.2 0.2 0.2 0.2 Adjusted EBITDA 14.5 14.7 14.9 15.0 15.8 16.6 16.8 18.1 19.0 19.3 19.8 20.8   CORPORATE & OTHER Operating profit/(loss) (9.3) (9.5) (9.5) (9.4) (9.8) (10.9) (10.4) (11.4) (19.4) 4.2 (13.6) (13.3) Depreciation, amortisation and impairments 0.7 0.7 0.8 0.8 0.8 0.8 0.9 1.0 1.1 1.1 1.1 1.0 EBITDA (8.6) (8.8) (8.6) (8.7) (9.0) (10.0) (9.6) (10.4) (18.3) 5.3 (12.5) (12.3) Share-based payments 0.6 0.7 0.8 0.9 0.4 1.4 0.8 1.7 1.7 1.1 1.1 1.1 M&A transaction costs ‒ ‒ ‒ ‒ ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ Adjusted EBITDA (8.0) (8.0) (7.8) (7.8) (8.5) (8.7) (8.7) (8.4) (9.7) (10.6) (11.0) (10.7) NON-IFRS RECONCILIATIONS

Adjusted EBITDA: EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/(decrease) in provision for onerous lease contracts, M&A transaction break fee income, income from sub-leases of unused data centre sites, and other historical adjustments (e.g., Dutch crisis wage tax, IPO transaction costs) Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net profit Adjusted net profit: Adjusted net profit is defined as Net profit excluding the impact of refinancing charges, M&A transaction costs, M&A transaction break fee income, profit on sale of financial asset, increase/(decrease) in the provision for onerous lease contracts, interest capitalised, the related corporate income tax effect with respect to the foregoing items, and other historical adjustments (e.g., Dutch crisis wage tax, IPO transaction costs) Big 4: France, Germany, the Netherlands, and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets“, respectively. Investments in intangibles assets include power grid rights and software development Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)} Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities CDNs: Content Distribution Networks Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month Customer Available Power: the current installed electrical customer capacity Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure IAAS: Infrastructure as a Service LTM: Last Twelve Months ended 31 December 2015, unless otherwise noted MW: Megawatts PAAS: Platform as a Service SAAS: Software as a Service SQM: Square metres Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100% YTM: Yield to maturity Definitions

Investor Relations Contact Jim Huseby VP - Investor Relations +1-813-644-9399 IR@interxion.com